FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 30, 2005

Commission File Numbers: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled “ABN AMRO merges mortgage activities with Bouwfonds mortgage franchise”, dated March 22, 2005.
2.	Press release entitled “ABN AMRO reports 2004 IFRS results based on full implementation of IFRS: Net profit under IFRS 4.9% lower than under Dutch GAAP”, dated March 30, 2005.
3.	Press release entitled “ABN AMRO to offer EUR 25 per share in cash for Banca Antonveneta”, dated March 30, 2005.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: March 30, 2005	By:	/s/ Drs. T. de Swaan

		Name:	Drs. T. de Swaan
		Title:	Member of the Managing Board

	By:	/s/ R.P. Bruens

		Name:	R.P. Bruens
		Title:	Head of Investor Relations

Item 1

Amsterdam, 22 March 2005

ABN AMRO merges mortgage activities with Bouwfonds mortgage franchise

ABN AMRO is planning to merge its mortgage activities with the Bouwfonds mortgage franchise, thus creating the third-largest mortgage business in the Netherlands with great potential for further profitable growth in the mortgage market. The new organisation brings together knowledge and experience to create a more forceful market player. The relevant employees of ABN AMRO and Bouwfonds and the staff councils were informed of the plan today.

The existing mortgage labels (ABN AMRO, Bouwfonds, MoneYou and MNF Bank) and distribution channels will continue to exist. The new business will form part of the Business Unit Netherlands. A working group under the direction of Frank van der Heijden, director of Bouwfonds Mortgages and future director of the new organisation, will work out the merger plan in greater detail in the coming period.

Bouwfonds, a wholly owned subsidiary of ABN AMRO, belongs to the largest property estate companies in the Netherlands and is (internationally) active in the development, financing and management of property. The merger will allow Bouwfonds to further sharpen its operational focus as the property expertise centre within ABN AMRO Group.

Press contacts: 020 6288900

Item 2

Further information can be obtained from: Press Relations: +31 20 6288900 Investor Relations: +31 20 6287835 This press release is also available on internet: www.abnamro.com

Amsterdam, 30 March 2005

ABN AMRO reports 2004 IFRS results based on full implementation of IFRS:
Net profit under IFRS 4.9% lower than under Dutch GAAP

➢	2004 IFRS results based on full implementation of IFRS (including IAS 32 and 39)
➢	Net profit under IFRS EUR 3,865 mln (-4.9%) compared with EUR 4,066 mln (after preferred dividend) under Dutch GAAP
➢	Adjusted for the 2004 special items, net profit under IFRS EUR 3,239 mln (-11.6%) compared with EUR 3,664 mln (after preferred dividend) under Dutch GAAP
➢	Tier 1 ratio at 31 December 2004 is 8.46% (8.78% under Dutch GAAP)
➢	Core tier 1 ratio at 31 December 2004 6.33% (6.61% under Dutch GAAP)
➢	No change in dividend policy, as we will strive to at least maintain a stable dividend with the aim of increasing it over time to reflect improved underlying earnings
➢	First quarter 2005 IFRS results to be published on 27 April 2005

CFO’s statement

"IFRS is a significant step forward to a single set of global accounting standards for all companies. In order to increase transparency and to facilitate comparison for the investment community, we have chosen to fully implement IFRS in 2004. It is important to stress that the way we run our bank will not change because of a change in accounting. Accounting will continue to reflect our business decisions, not influence those decisions,” said Chief Financial Officer Tom de Swaan.

Key figures group results IFRS 2004

(in millions of euros)

	IFRS	Dutch GAAP	diff.	% diff.

Total revenue	17,859	18,742	(883)	(4.7)
Operating expenses	12,794	12,720	74	0.6

Operating result	5,065	6,022	(957)	(15.9)
Provisioning	626	655	(29)	(4.4)

Operating profit before tax	4,439	5,367	(928)	(17.3)
Taxes	1,121	1,389	(268)	(19.3)
Minority interest	79	271	(192)	(70.8)

Net profit, excluding special items	3,239	3,707	(468)	(12.6)
Preferred dividend		43

Net profit, excluding special items & pref. dividend	3,239	3,664	(425)	(11.6)
Net profit, including special items	3,865	4,066	(201)	(4.9)
Earnings per share (euros), excluding	1.95	2.21	(0.26)	(11.8)
Earnings per share (euros), including	2.33	2.45	(0.12)	(4.9)
Efficiency ratio, excluding	71.6%	67.9%
Efficiency ratio, including	71.9%	69.2%

	31 Dec 04	31 Dec 04	% diff.

(in billions of euros)
Total assets	701.8	608.6	15.3
Group capital	33.2	33.0	0.6
Risk-weighted assets	231.6	231.4	0.1
Core tier 1 ratio	6.33%	6.61%
BIS tier 1 ratio	8.46%	8.78%
BIS capital ratio	11.06%	11.47%

Impact of IFRS on the capital ratios

The tier 1 ratio at 31 December 2004 under IFRS is 8.46% compared to 8.78% under Dutch GAAP. The core tier 1 ratio at 31 December 2004 under IFRS is 6.33% compared to 6.61% under Dutch GAAP. The decreases are due, among other reasons, to the fresh start approach with regard to pensions, which determines that all cumulative actuarial differences are charged against shareholders’ equity at transition date.

Impact of IFRS on shareholders’ equity

Shareholders' equity under IFRS at 31 December 2004 is EUR 14.8 bln compared to EUR 15.0 bln under Dutch GAAP. This overall small difference can be explained as follows:

-	Reclassification of the fund for general banking risks: under IFRS part of shareholders' equity (+ EUR 1.1 bln).
-	Reclassification of preference shares, under IFRS classified as subordinated debt (- EUR 0.8 bln).
-	Other transition impact at 1 January 2004 of the application of IFRS (- EUR 1.1 bln).
-	Reversal of the charge to shareholders' equity under Dutch GAAP at 31 December 2004 because of pensions (+ EUR 0.5 bln).
-	Lower net profit under IFRS in 2004 (- EUR 0.2 bln).
-	Impact of fair value accounting on the AFS-portfolio and cash flow hedges (+ EUR 0.5 bln).

Impact of IFRS on net profit for 2004

Under IFRS, the Group’s net profit for 2004 is EUR 201 mln lower at EUR 3,865 mln than the EUR 4,066 mln reported under Dutch GAAP after deduction of the preferred dividend.

Adjusted for the special items reported in 2004 (the sale of LeasePlan Corporation and Bank of Asia, the charges related to Group Shared Services, the Wholesale Clients SBU restructuring and the Dutch Collective Labour Agreement and the taxes related thereto), net profit under IFRS is 425 mln lower at EUR 3,239 mln than the EUR 3,664 mln reported under Dutch GAAP (after preferred dividend).

The difference of EUR 425 mln is mainly the result of a lower net profit under IFRS in the Business Unit North America, the Wholesale Clients SBU and in Group Functions/Group Services, which is partly offset by the higher net profit in Private Equity.

The net profit of the BU North America is EUR 276 mln lower than Dutch GAAP, mainly due to:

-	Realised losses from the sale of part of the investment portfolio, which are deferred to the Balance Sheet and amortised in the income statement over the life of the investment portfolio under Dutch GAAP, but directly charged to the income statement under IFRS.
-	Negative MSR hedge results; MSRs in hedge relations are valued at fair value under IFRS and the hedge ineffectiveness is charged to the income statement immediately but were deferred and amortized under Dutch GAAP.

The net profit of WCS (excluding Private Equity) is EUR 149 mln lower compared with Dutch GAAP, mainly due to the effects of day one profit deferrals under IFRS and the bifurcation effect.

The net profit of Group Functions/Group Services is EUR 109 mln lower than under Dutch GAAP after deduction of the preferred dividend but excluding special items. This is mainly a result of the disappearance of the Interest Equalisation Reserve contribution under IFRS.

The net profit of Private Equity under IFRS is EUR 80 mln higher compared with Dutch GAAP mainly due to net asset value adjustments and fair market valuation of the investment portfolio.

Conclusion

-	IFRS will have no effect on our strategy or on the development of our business activities.
-	2004 IFRS numbers are on the basis of full implementation of the IFRS standards and therefore include IAS 32 and IAS 39.
-	No change in dividend policy, as we will strive to at least maintain a stable dividend with the aim of increasing it over time to reflect improved underlying earnings.
-	We will publish the line items of the Special Component of Equity (Impact of AFS Reserve and Cash Flow Hedging) to ensure transparency at a high level.
-	The transition impact will for a large part have disappeared within four years.

Appendix 1

Consolidated income statement 2004
(Comparison IFRS - Dutch GAAP)
(in millions of euros)

	IFRS	Private Equity (cons.eff.)	IFRS excl. (cons.eff.).	Dutch GAAP

Net interest revenue	9,037	(83)	9,120	9,666
Revenue from shares and participations	1,895	(1)	1,896	1,620
Net commissions	4,722		4,722	4,750
Results financial transactions	1,682	(1)	1,683	2,288
Other revenue	2,644	925	1,719	1,469

Total revenue	19,980	840	19,140	19,793
Staff costs	8,104	399	7,705	7,764
Other administrative expenses	5,220	284	4,936	4,962
Depreciation	1,271	151	1,120	961

Operating expenses	14,595	834	13,761	13,687
Operating result	5,385	6	5,379	6,106
Provisioning	626		626	655

Operating profit before taxes	4,759	6	4,753	5,451
Taxes	815	6	809	1,071

Profit after taxes	3,944	0	3,944	4,380
Minority interests	79		79	271

Net Profit	3,865	0	3,865	4,109

Preferred dividend				43

Net Profit, available to ordinary shareholders	3,865	0	3,865	4,066

Special items	626		626	402

Net profit, excluding special items	3,239	0	3,239	3,664

Special items:	IFRS	Dutch GAAP

Sale LeasePlan Corporation	1,057	844
Sale Bank of Asia	224	213
One-off charge & CLA	(967)	(967)
Taxes on one-off charge & CLA	312	312

Total special items	626	402

Appendix 2a

Breakdown income statement IFRS 2004
(in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM
Net interest revenue	2,508	1,829	1,507	274	416	416	4
Revenue from shares and participations	33	111	11	53	0	17	41
Net commissions	631	610	317	185	18	544	535
Result from financial transactions	36	105	0	24	3	42	9
Other revenue	81	520	149	83	235	60	5

Total revenue	3,289	3,175	1,984	619	672	1,079	594
Operating expenses	2,503	2,025	1,295	387	290	788	442

Operating result	786	1,150	689	232	382	291	152
Provisioning	173	143	219	39	9	0	0

Operating profit before taxes	613	1,007	470	193	373	291	152
Taxes	195	295	168	34	107	86	46

Profit after taxes	418	712	302	159	266	205	106
Minority interests	1	2	(1)	4	1	0	8

Net Profit, excl. special items	417	710	303	155	265	205	98

Sale Bank of Asia				224
One-off charge	(287)	(61)	(2)	(2)		(56)	(1)
Taxes on one-off charge	99	21	1	1		20

Net Profit, incl. special items	229	670	302	378	265	169	97

Efficiency ratio, excl. special items	76.1%	63.8%	65.3%	62.5%	43.2%	73.0%	74.4%
Efficiency ratio, incl. special items	84.8%	65.7%	65.4%	46.1%	43.2%	78.2%	74.6%
Staff (fte)	19,846	17,159	26,800	4,616	1,772	3,960	1,919
(in billions of euros)
Total assets	86.6	73.6	14.0	5.3	38.3	15.3	1.0
Risk-weighted assets	55.5	53.8	9.3	4.4	22.8	6.8	1.2

	WCS	GF/GSS	LPC	Private Equity	Group (cons.)	Private Equity (cons.eff.)	Group excl. (cons.eff.)

Net interest revenue	1,598	354	243	(112)	9,037	(83)	9,120
Revenue from shares and participations	194	148	6	0	614	(1)	615
Net commissions	1,729	1	144	8	4,722	0	4,722
Result from financial transactions	1,112	(226)	(4)	581	1,682	(1)	1,683
Other revenue	122	177	285	927	2,644	925	1,719

Total revenue	4,755	454	674	1,404	18,699	840	17,859
Operating expenses	4,402	86	461	949	13,628	834	12,794

Operating result	353	368	213	455	5,071	6	5,065
Provisioning	(8)	23	12	16	626	0	626

Operating profit before taxes	361	345	201	439	4,445	6	4,439
Taxes	38	79	51	28	1,127	6	1,121

Profit after taxes	323	266	150	411	3,318	0	3,318
Minority interests	7	23	0	34	79	0	79

Net Profit, excl. special items	316	243	150	377	3,239	0	3,239

Sale LeasePlan Corporation		1,057			1,057		1,057
Sale Bank of Asia					224		224
One-off charge & CLA	(381)	(177)			(967)		(967)
Taxes on one-off charge & CLA	110	60			312		312

Net Profit, incl. special items	45	1,183	150	377	3,865	0	3,865

Efficiency ratio, excl. special items	92.6%		68.4%	67.6%	72.9%		71.6%
Efficiency ratio, incl. special items	100.6%				73.0%		71.9%
Staff (fte)	17,366	3,867		115	97,420
(in billions of euros)
Total assets	405.2	60.6		1.9	701.8	1.4	700.4
Risk-weighted assets	72.9	3.0		1.9	231.6

Appendix 2b

Breakdown income statement Dutch GAAP 2004
(in millions of euros)

	BUNL	BUNA	BRAZIL	NGM	Bouwfonds	PC	AM
Net interest revenue	2,521	2,266	1,514	270	409	416	4
Revenue from shares and participations	16	111	11	53	3	16	39
Net commissions	632	610	317	185	19	531	535
Result from financial transactions	35	106	8	24	0	44	12
Other revenue	(3)	482	149	81	243	85	5

Total revenue	3,201	3,575	1,999	613	674	1,092	595
Operating expenses	2,412	2,031	1,296	386	289	797	441

Operating result	789	1,544	703	227	385	295	154
Provisioning	201	105	226	38	12	0	0

Operating profit before taxes	588	1,439	477	189	373	295	154
Taxes	193	450	148	33	103	87	41

Profit after taxes	395	989	329	156	270	208	113
Minority interests	0	3	42	4	1	6	8

Net Profit, excl. special items	395	986	287	152	269	202	105

Sale Bank of Asia				213
One-off charge	(287)	(61)	(2)	(2)		(56)	(1)
Taxes on one-off charge	99	21	1	1		20

Net Profit, incl. special items	207	946	286	364	269	166	104

Efficiency ratio, excl. special items	75.4%	56.8%	64.8%	63.0%	42.9%	73.0%	74.1%
Efficiency ratio, incl. special items	84.3%	58.5%	64.9%	47.0%	42.9%	78.1%	74.3%
Staff (fte)	19,846	17,159	26,800	4,616	1,608	3,980	1,919
(in billions of euros)
Total assets	85.7	73.4	13.9	5.3	38.1	17.8	1.0
Risk-weighted assets	55.7	53.7	9.3	4.4	22.6	7.2	1.2

	WCS	GF/GSS	LPC	Private Equity	Group (cons.)	Private Equity (cons.eff.)	Group excl. (cons.eff.)

Net interest revenue	1,613	429	239	(15)	9,666	0	9,666
Revenue from shares and participations	140	153	4	23	569	0	569
Net commissions	1,767	1	144	9	4,750	0	4,750
Result from financial transactions	1,371	336	0	352	2,288	0	2,288
Other revenue	112	9	304	2	1,469	0	1,469

Total revenue	5,003	928	691	371	18,742	0	18,742
Operating expenses	4,411	149	473	35	12,720	0	12,720

Operating result	592	779	218	336	6,022	0	6,022
Provisioning	13	21	12	27	655	0	655

Operating profit before taxes	579	758	206	309	5,367	0	5,367
Taxes	108	175	52	(1)	1,389	0	1,389

Profit after taxes	471	583	154	310	3,978	0	3,978
Minority interests	6	188	0	13	271	0	271

Net Profit, excl. special items	465	395	154	297	3,707	0	3,707

Sale LeasePlan Corporation		844			844		844
Sale Bank of Asia					213		213
One-off charge & CLA	(381)	(177)			(967)		(967)
Taxes on one-off charge & CLA	110	60			312		312

Net Profit, incl. special items	194	1,122	154	297	4,109	0	4,109

Preferred dividend		43			43		43

Net Profit, available to ordinary shareholders	194	1,079	154	297	4,066	0	4,066

Efficiency ratio, excl. special items	88.2%		68.5%	9.4%	67.9%		67.9%
Efficiency ratio, incl. special items	95.8%				69.2%		69.2%
Staff (fte)	17,366	3,867		115	97,276
(in billions of euros)
Total assets	311.4	60.1		1.9	608.6
Risk-weighted assets	71.7	3.7		1.9	231.4

Appendix 3

Consolidated balance sheet as at 31 December 2004
(Comparison IFRS - Dutch GAAP)
(in millions of euros)

	IFRS	Dutch GAAP	% diff.
Assets
Cash	17,896	17,794	0.6
Short-dated government paper	16,565	16,578	(0.1)
Banks	83,858	83,710	0.2
Loans to public sector	5,967	5,967	0.0
Loans to private sector	234,123	233,815	0.1
Professional securities transactions	59,269	59,269	0.0

Loans	299,359	299,051	0.1
Interest-earning securities	135,294	133,869	1.1
Shares	24,091	25,852	(6.8)
Participating interests	2,215	2,309	(4.1)
Property and equipment	7,775	6,798	14.4
Other assets	108,984	15,338
Prepayments and accrued income	5,739	7,324	(21.6)

	701,776	608,623	15.3

Liabilities
Banks	133,640	132,732	0.7
Saving accounts	74,256	74,256	0.0
Deposits and other customer accounts	169,429	178,640	(5.2)
Professional securities transactions	40,661	40,661	0.0

Total client accounts	284,346	293,557	(3.1)
Debt securities	97,437	82,926	17.5
Other liabilities	136,149	43,040
Accruals and deferred income	8,074	9,776	(17.4)
Provisions	8,891	13,553	(34.4)

	668,537	575,584	16.1
Fund for general banking risks		1,149
Subordinated liabilities	16,687	12,639	32.0
Shareholders' equity	14,815	14,972	(1.0)
Minority interests	1,737	4,279	(59.4)

Group equity	16,552	19,251	(14.0)

Group capital	33,239	33,039	0.6

	701,776	608,623	15.3

Contingent liabilities	46,465	46,464	0.0
Committed facilities	145,009	145,092	(0.1)

IFRS

The data contained in this document is solely intended to provide a general overview of the impact of IFRS on the financial reporting of ABN AMRO Holding N.V. (ABN AMRO). It does not replace any formal reporting. Investment considerations should continue to be based on the periodical reporting and other information that ABN AMRO is required to disclose by law or stock exchange regulations.

The data contained in this document is in accordance with IFRS standards as issued at 31 December 2004. Amounts in this document are unaudited. In accordance with European Union rulings, we have not utilized the option within IFRS to elect liabilities to fair value, nor have we utilized the EU carve-out that permit forms of hedging not allowed under IFRS. Because the summarized IFRS financial data is to be used for comparative purposes, we will update the data for any changes or developments in IFRS or EU rules in 2005 if those amendments permit retrospective application.

The IFRS financial reporting is not final and may change as a result of (amongst others) the following:

–	Changes in IFRS Standards and Interpretations;
–	Audit procedures.

Cautionary Statement regarding Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Item 3

(Not for distribution in Australia, Canada or Japan)

Amsterdam, 30 March 2005

ABN AMRO to offer EUR 25 per share in cash for Banca Antonveneta

  Strong strategic fit with ABN AMRO’s focus on mid-market client segments
  Cash offer of EUR 25 per Banca Antonveneta share; total cash consideration EUR 6.3 bln
  Offer to be launched after 15 April 2005
  Equity issue of up to 135 million shares launched today
  Estimated annual cost synergies of approximately EUR 160 mln by 2007
  Acquisition expected to be EPS accretive after 12 months of ownership

ABN AMRO announces today that it intends to launch a cash offer for all ordinary shares of Padua-based Banca Antoniana Popolare Veneta S.p.A. (Banca Antonveneta), a leading banking group with a strong presence in Italy’s wealthy northeastern region. Banca Antonveneta represents an ideal platform for ABN AMRO to expand its presence in the mid-market segment, which is at the centre of ABN AMRO’s Group strategy and guides its investment and acquisition decisions.

Rijkman Groenink, Chairman of the Managing Board of ABN AMRO, said: “Italy is an attractive and large market with strong growth opportunities, particularly in those segments that are fully aligned with our strategic focus. We have been present in Italy for more than 30 years and have built up a solid reputation with both our clients and the domestic financial community.”

“We have demonstrated in the past how we can build even stronger local businesses while extracting the benefits of being part of one Group. With this offer, we provide clients, employees and management of Banca Antonveneta with the support, the stability and the capital required for the next stage of Banca Antonveneta’s development as a leading bank in Italy,” Groenink added.

Following approval of the relevant authorities and regulators in Italy, the Netherlands and Europe, ABN AMRO intends to launch a cash public offer of EUR 25 per ordinary share for all Banca Antonveneta’s outstanding ordinary shares not yet owned by ABN AMRO, resulting in a maximum cash-out of EUR 6.3 bln.

After finalisation of the proposed transaction, ABN AMRO will continue its strong support of Banca Antonveneta’s management. In line with previous acquisitions, ABN AMRO will support local decision-making and will safeguard Banca Antonveneta’s continued support of the local economy, while at the same time extracting the benefits of being one Group. Banca Antonveneta will continue to operate under its own brand name and will remain headquartered in Padua.

Acquisition rationale

  Acquisition increases ABN AMRO’s mid-market footprint
  Continuation and acceleration of successful partnership
  Large and attractive Italian banking market
  High-quality, unleveraged customer base of Banca Antonveneta

ABN AMRO has been a strategic shareholder and a business partner of Banca Antonveneta since 1995 and has built up extensive knowledge of the company while establishing a close affinity and a trusted relationship with the business. ABN AMRO has actively supported the turnaround and development of Banca Antonveneta by providing capital and sharing competencies, services and products – always with a view to further developing a long-term strategic and industrial partnership. This support is reflected in the strong results Banca Antonveneta published for 2004.

The intended acquisition aims to consolidate and reinforce the partnership’s achievements, creating the stability required for Banca Antonveneta’s management team to continue the implementation of its business plan while growing the franchise further. The stability ABN AMRO offers should be seen in the context of the 15 April 2005 expiration of the current shareholders’ agreement and recent developments in the ownership of Banca Antonveneta shares. ABN AMRO’s understanding of Banca Antonveneta gives it confidence in the value-creation potential of the proposed transaction.

Thanks to its size and significant untapped banking potential, Italy offers substantial opportunities for revenue growth in high-margin mid-market segments. Key growth drivers include the pension reform, which is leading to a shift towards managed assets; growing retail penetration in consumer loans and mortgages; and an increased demand for high value-added and more sophisticated products from small- and medium-sized enterprises (SMEs), the backbone of the Italian economy.

Italy’s ninth bank by assets, Banca Antonveneta is an attractive franchise with a strong foothold in the wealthy northeastern part of the country. This region is one of the richest areas in Europe..

Banca Antonveneta has built a significant consumer and commercial client base of over 1.5 million clients at year-end 2004, predominantly in the mid-market segment. As such, Banca Antonveneta’s client spread fits well with ABN AMRO’s strategy of expanding its mid-market customer base, the client area where ABN AMRO already has a strong and distinctive competitive advantage and where it enjoys attractive returns.

Of Banca Antonveneta’s consumer client base of over 1.3 million, a strong proportion is mass-affluent or private clients. The commercial client base of 180,000 has a strong weighting of mid-sized corporations, which are key drivers of the local economy. Banca Antonveneta has significant potential for further growth and development, thanks to raising cross-selling effectiveness and efficiency and taking a larger share of wallet in high-margin products such as asset management and private and investment banking.

Banca Antonveneta’s strong management team has established a solid and successful track record by improving asset quality supported by ABN AMRO’s risk management expertise, and has created the framework for the acceleration of the company’s growth. In 2004, Banca Antonveneta showed a significant improvement in profitability, confirming the company is well on track to achieving its business plan targets. Net profit totalled EUR 282.7 mln in 2004, after a loss of EUR 842.6 mln in 2003 due to the clean-up of the loan portfolio and balance sheet restructuring. Gross operating income in 2004 rose 11% to EUR 1.1 bln from EUR 977 mln in 2003 on 2004 revenues of EUR 2.2 bln.

ABN AMRO will continue to support the management team of Banca Antonveneta and the implementation of its business plan. While being included as part of ABN AMRO’s Consumer and Commercial Clients operations, Banca Antonveneta will remain headquartered in Padua and will maintain its brand and its role as a bank with historically strong ties to the local community.

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Value creating opportunity
  Estimated annual cost synergies of approximately EUR 160 mln by 2007
  One-off restructuring charge of approximately EUR 200 mln
  Acquisition expected to be EPS accretive after 12 months of ownership

Given the envisaged cost synergies and the growth potential of Banca Antonveneta in the Italian market, the acquisition is expected to enhance ABN AMRO’s earnings per share and create value after 12 months of ownership. It will be EPS neutral in 2006. In order to cover the costs of integration and delivery of the estimated benefits, ABN AMRO will take a one-off restructuring charge of approximately EUR 200 mln in 2005..

ABN AMRO estimates that by 2007 it can generate approximately EUR 160 mln in annual cost and funding synergies. These can be achieved by efficiency benefits from IT, GSS, and general administrative costs. Further cost synergies are expected from the wholesale product suite, risk and credit portfolio management, implementation of a new servicing model and enhancing the multi channel approach and transaction banking. In addition, Banca Antonveneta’s funding costs will be lower as a result of ABN AMRO’s superior credit rating.

The combination of ABN AMRO and Banca Antonveneta will allow the two parties to build on their strengths and to increase revenues. Revenue gains will offer additional upside to the projected increase in EPS and will be achieved by leveraging best practices in ABN AMRO’s home markets, as well as by exploiting its international presence and expertise in asset management and global consumer finance. Significant growth potential can be realised through cross-selling and enlarging the share of wallet of Banca Antonveneta’s existing clients. ABN AMRO’s international customers will benefit from the banking services in Italy that can be offered through Banca Antonveneta’s network while Banca Antonveneta’s corporate clients will benefit from global access and support offered by ABN AMRO’s franchises in large and growing markets such as US, China, India and Latin America.

Summary of tender offer

ABN AMRO will offer EUR 25 in cash for every outstanding Banca Antonveneta ordinary share it does not yet own. The offer price implies a premium of approximately 7% over Banca Antonveneta’s official price on 29 March 2005 and 30% over the average official price of the last six months. The offer values 100% of Banca Antonveneta’s share capital at EUR 7.2 bln and implies a maximum cash consideration for ABN AMRO of EUR 6.3 bln.

In addition, prior to completion of the offer, Banca Antonveneta shareholders will receive a EUR 0.45 dividend payout per share as proposed by Banca Antonveneta’s Board of Directors on 22 March 2005, payable on 26 May 2005.

Subject to relevant regulatory approvals, the offering period will start after 15 April 2005, when the current shareholders’ agreement expires. The offer is for all the shares ABN AMRO does not yet own in Banca Antonveneta. ABN AMRO currently holds 36,540,254 ordinary shares of Banca Antonveneta, representing 12.676% of Banca Antonveneta’ current outstanding number of shares. In addition, ABN AMRO owns 173,550 bonds convertible into Banca Antonveneta shares at a conversion price of EUR 20.6 per share, representing 6.996% of the fully diluted share capital of Banca Antonveneta. Upon full conversion of the bond, ABN AMRO would own 18.747% of Banca Antonveneta’s fully diluted share capital.

ABN AMRO filed a pre-notification of the planned offer on 15 March 2005 and has formally filed a request for authorisation with the Bank of Italy today. In addition, ABN AMRO will seek approval for the transaction with all relevant authorities and regulators, including the Dutch Central Bank, the European

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Commission, Consob and the Central Bank & Financial Services Authority of Ireland. The bid shall be promoted exclusively in Italy.

The acquisition is conditional on ABN AMRO achieving at least 50% + 1 share in Banca Antonveneta. ABN AMRO will maintain Banca Antonveneta’s listing after the bid and will only de-list the company if its stake after the bid is higher than 90%. The offer is subject, among others, to obtaining required regulatory approvals.

In compliance with the requirements of the Italian rules and regulations for public offerings, an ’article 37’ announcement to the market is being made today after the filing of the tender offer document with Consob.

Lehman Brothers, Rothschild and ABN AMRO Corporate Finance are assisting ABN AMRO as financial advisers on the acquisition.

Funding of the public offer

Acquisition to be funded by combination of new equity and debt

Equity funding:

° offering of up to 135 million new shares, representing approx. 8% of ABN AMRO’s outstanding ordinary share capital; and

° abolishing of the neutralisation of the final 2004 scrip dividend

Final funding mix to be determined upon closing of the tender offer

Credit ratings expected to be maintained post acquisition

Commitment to return proceeds of equity funding if transaction does not materialise

ABN AMRO believes that an all cash offer, supported by a simultaneous equity raising, puts ABN AMRO in the best possible position to secure the successful outcome of the public offer. ABN AMRO plans to fund the acquisition with a combination of new equity, debt and hybrid capital. The equity part of the funding comprises a non-preemptive accelerated equity offering of up to 135 million shares, launched this morning, as well as abolishing the neutralisation of the scrip dividend component for the final dividend in respect of financial year 2004. The equity issue in combination with the final scrip dividend regarding the financial year 2004 is expected to generate approximately EUR 3.0 bln of equity funding.

The funding of the acquisition will be such that ABN AMRO’s capital ratios after the proposed acquisition are maintained at a level that is expected to preserve its current credit ratings, while ensuring that ABN AMRO’s core tier 1 capital ratio target of at least 6% and its tier 1 capital ratio target of at least 8% post transaction are achieved by the end of 2006. For acceptance levels in excess of 75%, additional core tier 1 capital will be raised by progressively abolishing ABN AMRO’s scrip dividend neutralisation policy for the 2005 interim and possibly 2005 final dividend.

Using these scrip dividends allows ABN AMRO the necessary flexibility to fine tune the funding of the public offer relative to the acceptance level, taking into account the above mentioned capital ratio targets. Neutralisation of any scrip dividend regarding the financial years 2006 and subsequent years will not be affected by the acquisition.

In the event that the public offer is not successful, ABN AMRO is committed to returning the proceeds of the total equity funding of approx EUR 3.0 bln to its shareholders in a cost effective manner and to resume the neutralisation policy for any scrip dividends from 2005 onwards.

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Update on recent developments

  Group Q1 2005 net profit seen in line with Q1 2004 under IFRS excluding special items
  Group Q1 2005 operating result seen lower compared with Q1 2004
  More integrated North American strategy for WCS and BU NA

On the basis of the results and developments so far this year, we expect the net profit for the first quarter of 2005 under IFRS to be approximately in line with the first quarter of 2004 under IFRS, excluding the gain on the sale of our stake in Bank Austria (EUR 115 mln net profit) and the contribution of LeasePlan (EUR 46 mln net profit) in the first quarter of 2004.

In terms of operating result, most (S)BUs are performing well, especially the BU NL, Bouwfonds and BU Brazil. WCS's (excluding Private Equity) operating result will be significantly lower year on year and net profit is expected to be around breakeven. The lower operating result is primarily driven by the lower contribution of the loan portfolio (fewer one-off deals compared with the first quarter of 2004) and to a lesser extent disappointing proprietary trading results. Consequently, the Group's operating result will be lower in the first quarter of 2005 compared with the same period last year (excluding the gain on the sale of our stake in Bank Austria and the contribution of LeasePlan in the first quarter of 2004).

It is expected that first quarter results of WCS (excluding Private Equity) are not indicative of subsequent quarters. However, as part of the execution of the restructuring programme of WCS as announced on 16 December 2004, additional steps are being taken to address the geographical spread of WCS and its support for our consumer and commercial clients franchises in key markets, in particular in the US. This will lead to a more integrated North American strategy for WCS and BU North America. This integration will address the weakness of the US business of WCS. This will lead to reallocation of risk weighted assets (RWA) from WCS to BU NA and to an additional limited reduction of RWA in WCS (the two combined in the range of EUR 6 to 8 bln). This acceleration will not lead to further restructuring charges.

In view of the size of the envisaged acquisition of Banca Antonveneta, we will not consider any major acquisitions in the near future. This means we will also not enlarge our US franchise in any major way in the near future. This is also a consequence of the previously described bank secrecy act compliance issues and related written agreement, and investigations have had and will continue to have an impact on the bank's operations in the US, including procedural limitations on expansion and the powers otherwise exercisable as a financial holding company.

As already announced with the full year results, we have added a financial target in terms of an average return on equity target over the period 2005 - 2008, besides the ambition of achieving a top five position in terms of total return to shareholders in our chosen peer group of 20 banks. The target will be a 20% return on equity as an average over the period 2005 - 2008, including the additional equity raised for the acquisition of Banca Antonveneta.

Please note that for the purpose of the calculation of the average return on equity (ROE), the equity figure in a given year is derived by adding the level of equity on 1 January and the level of equity on 31 December, divided by two. It should be noted that the special Component of equity will not be included in the calculation.

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Selling Restrictions:

These materials do not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares in ABN AMRO or Banca Antonveneta, nor shall these materials or any part of them nor the fact of their distribution form the basis of, or be relied upon in connection with, any contract or investment decision in relation thereto.

Recipients of these materials who are considering a purchase of shares in ABN AMRO are reminded that no reliance may be placed for any purposes whatsoever on the information contained in these materials or on their completeness. No representation or warranty, express or implied, is given by or on behalf of ABN AMRO, its shareholders, any of its directors, officers or employees or any other person as to the accuracy or completeness of the information or opinions contained in these materials, and no liability is accepted for any such information or opinions.

United States of America

The securities offered have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

United Kingdom

This communication does not contain or constitute any invitation or inducement to engage in investment activity. This communication is directed only at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") (iii) high net worth entities and (iv) other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any or its contents.

No offering is being made, and no securities are to be offered or sold, in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995.

General, Canada and Australia

This communication does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for the securities in any jurisdiction in which such offer or solicitation is unlawful and, in particular, is not for distribution into Canada or Australia. The securities have not been and will not be qualified by prospectus for sale to the public under applicable Canadian securities laws and, subject to certain exceptions, may not be, directly or indirectly offered or sold within Canada or Australia or to, or on behalf of, any national, resident or citizen, including any corporation or other entity, of Canada or Australia. The distribution of this communication in other jurisdictions may be restricted by law and therefore persons into whose possession this communication comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdictions, including the Australian Corporations Act 2001.

Japan

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the "SEL"). Accordingly, the securities may not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (including any Japanese Corporation) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including any Japanese Corporation), except in compliance with the SEL and other relevant laws and regulations.

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Italy

This communication is not an offer or solicitation of the securities referred to herein and the tender offer referred to herein will be conducted only in Italy pursuant to an offer document authorized for publication by the Commissione Nazionale per le Società e la Borsa.

Cautionary Statement regarding Forward-Looking Statements

This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this document that expresses or implies our intentions, beliefs, expectations, forecasts, estimates or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; changes resulting from the acquisition of Banca Antonveneta, including the risks associated with its business, as well as the difficulties of integrating its systems, operations functions and cultures with ours; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this document are made as of the date hereof, and we assume no obligation to update any of the forward-looking statements contained in this document.

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